

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2025

Daniel B. Wolfe
Chief Executive Officer
Yukon New Parent, Inc.
c/o 180 Degree Capital Corp.
7 N. Willow Street, Suite 4B
Montclair, NJ 07042

>   **Re: Yukon New Parent, Inc.**
>   **Amendment No. 3 to the Registration Statement on Form S-4**
>   **Filed July 9, 2025**
>   **File No. 333-286043**

Dear Daniel B. Wolfe:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 8, 2025 letter.

Amendment No. 3 to the Registration Statement on Form F-1

General

1.   We note your revised disclosure and response to prior comment 2. Please advise us why you believe the joint investor presentation after the announcement of the merger, including the slide relating solely to Mount Logan's illustrative ROE, does not relate to the disclosure on pages 21 and 124 and the Background of the Merger. Please revise pages 21 and 124 to further clarify how the Mount Logan board considered "the implied breakeven return on equity to shareholders of Mount Logan" in making its recommendation to approve the transaction. For example, clarify the quantification and assumptions underlying the phrase "implied breakeven," and explain whether this was one of the material factors that "favored the conclusion" of the board or whether it

was a negative factor. For example, it is unclear if the "limited" opportunity for the ROE to be accretive was considered by the board as a possible risk or negative factor. With respect to the joint investor presentation, it is unclear if the merger is expected to facilitate Mount Logan raising the illustrative $10 million equity contribution, which appears to be a key assumption underlying the 26% ROE. Provide corresponding disclosure in the Background of the Merger section to the extent expected ROE opportunities were material to the discussions.

Control Persons and Principal Shareholders of Mount Logan, page 372

2.   Please revise to identify the natural persons who have or
        share voting and/or dispositive powers over the shares held by the entities in the table.

        Please contact Lory Empie at 202-551-3714 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or James Lopez at 202-551-3536 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Finance

cc: John Mahon, Esq.